

03026445

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

JUL 7 2003

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to ____________.

Commission File Number 33-42942

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B
1111 Adams Avenue
Norristown, PA 19403-2403

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AB SKF
S 415-50
Gothenburg, Sweden

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2002 and December 31, 2001 and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 2002.

The 2002 Plan financial statements have been examined by KPMG LLP. A currently dated and manually signed written consent of KPMG LLP with respect to the Plan financial statements that relate to the fiscal year ended December 31, 2002 which consent is provided as Exhibit 23.1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B (the"Plan")

SKF USA Inc. (Plan Administrator)

By 
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan B
23.1	Consent of KPMG LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002

Exhibit 1

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN B

Financial Statements and Supplemental Schedule

December 31, 2002

(With Independent Auditors' Report Thereon)

4674MAPHL 10857725

SKA USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Table of Contents



1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Administration
SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan
Single Plan B:

We have audited the accompanying statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

June 8, 2003


ANDERSEN

Report of independent public accountants

To the Administrator of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan B:

We have audited the accompanying statements of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
April 26, 2002

The above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments	$ 36,661,148	39,664,002
Receivables:		
Employee contributions	11,521	—
Employer contributions	741,507	663,931
Total receivables	753,028	663,931
Net assets available for benefits	$ 37,414,176	40,327,933

See accompanying notes to financial statements.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Increases:		
Employee contributions	$ 3,317,565	819,569
Employer contributions	1,138,220	983,289
Investment income	1,001,692	528,387
Asset transfers from other Plan sponsor qualified plans	173,383	25,739,408
	5,630,860	28,070,653
Decreases:		
Distribution to participants	2,929,633	1,358,881
Net unrealized/realized losses on investments	5,614,984	1,060,363
	8,544,617	2,419,244
Net (decrease) increase	(2,913,757)	25,651,409
Net assets available for benefits, beginning of year	40,327,933	14,676,524
Net assets available for benefits, end of year	$ 37,414,176	40,327,933

See accompanying notes to financial statements.

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan that commenced February 28, 1992. It covers the nonunion production workers employed at the following SKF USA Inc. (the Company) locations: SKF/MRC Colebrook Plant; SKF Plain Bearings Colebrook Plant; SKF/MRC Gainesville, Jamestown, and Falconer Plants; SKF Aiken Plant; Chicago Rawhide Elgin, Springfield, Franklin, Seneca, and Hobart Plants; and Russell T. Gilman, Inc. (Gilman). Additionally the following are included: Chicago Rawhide warehouse employees and salaried employees of CR Industries, Inc. of Springfield, South Dakota. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective December 31, 2001, the balances of the hourly employees of the SKF USA Inc. Defined Contribution Retirement Plan, the Chicago Rawhide Defined Contribution Retirement Plan for Hourly Employees, and the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2002.

(b) Contributions

Each year, participants may contribute 2% to 30% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. For nonunion participants *only*, the Company matches 50% on the first 6% of employee contributions. Voluntary and matching Company contributions are subject to certain limitations. Each year, participants eligible for a Company Defined Pension contribution shall have their account credited with the appropriate pension contribution after the close of the Plan Year.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of Plan earnings, which is based on the participant's account balance.

(d) Vesting

Participants are immediately 100% vested in their voluntary contributions, matching Company contributions, if applicable, and actual earnings thereon. Gilman participants are immediately 100% vested in their voluntary contributions and earnings thereon, and in post-January 1, 2001 Company contributions and actual earnings thereon. Gilman pre-January 1, 2001 matching Company contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Gilman post-January 1, 2001 and Aiken Plant Company Pension contributions are 100% vested after five years of vesting service.

(Continued)

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Notes to Financial Statements

December 31, 2002 and 2001

(e) Investment Options

Contributions to the Plan are directed, at the participant's option, to any of the following investments:

Vanguard Federal Money Market Fund – Funds are primarily invested in short-term U.S. government instruments.

Vanguard Growth and Income Fund – Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of stocks that appear to be undervalued by the market.

Vanguard Prime Money Market Fund – Funds are primarily invested in short-term certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and corporate obligations.

Vanguard Retirement Savings Trust – Trust seeks to provide a high level of income and a stable share value of $1. The trust invests in investment contracts issued and backed by financial institutions. The crediting interest rate and average yield were 5.2% and 5.93% for the years ended December 31, 2002 and 2001, respectively.

Vanguard Wellington Fund – Funds are invested in stocks and fixed-income securities to provide a combination of long-term growth and income.

Vanguard Windsor Fund – Funds are invested in stocks to provide long-term growth of capital and income.

Vanguard Windsor II Fund – Funds are invested in stocks to provide long-term growth of capital and income from dividends.

Vanguard PRIMECAP Fund – Funds are invested in growth stocks to provide potential long-term growth.

Vanguard Small-Cap Index Fund – Funds are invested in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

Vanguard U.S. Growth Fund – Funds are invested in domestic growth stocks.

Vanguard International Growth Fund – Funds are invested in international growth stocks.

Vanguard Total Bond Market Index Fund – Fund seeks to provide a high level interest income by attempting to match the performance of all other leading bond indexes.

AB SKF ADR Fund – Fund invests in American Depository Receipts (ADRs) of AB SKF's unrestricted "B" stock, allowing participants to invest in company stock of AB SKF, the parent of the Company, headquartered in Gothenburg, Sweden. Participation is limited to 50% of participant's total balance.

(Continued)

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Notes to Financial Statements

December 31, 2002 and 2001

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amount reported in the statements of net assets available for benefits.

The following table represents investments that are greater than 5% of net assets of December 31, 2002 and 2001:

	2002	2001
Vanguard PRIMECAP Fund	$ 5,638,761	7,460,686
Vanguard Wellington Fund	5,934,425	6,780,044
Vanguard Windsor Fund	2,223,256	2,808,135
Vanguard Retirement Savings Trust	7,874,994	6,401,991
Vanguard Prime Money Market Fund	2,410,760	2,066,017
Vanguard Windsor II Fund	5,893,514	7,360,026

(f) ***Payment of Benefits***

Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account, roll over the amount into an IRA or other qualified plan, or leave the balance in the Plan until the age of 65, if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

(g) ***Loans Subject to Certain Limitations***

Nonunion participants *only* may borrow funds from their accounts (minimum $1,000) up to 50% of their balance or $50,000, whichever is lower. A fixed rate of interest, determined at First Union National Bank's prime rate of interest plus 1% (ranging from 5.25% to 10.5% at December 31, 2002 and 6% to 10.5% at December 31, 2001), is established at the time of the loan, and interest payments are credited to the participant's account when received.

(h) ***Administration of the Plan***

The Company has been designated as the Plan administrator of the Plan for ERISA purposes. The board of directors or the Company has appointed the Vanguard Fiduciary Trust Company to manage the assets of the Plan and provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

(Continued)

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Notes to Financial Statements

December 31, 2002 and 2001

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants (AICPA) Audit Guide, *Audits of Employee Benefit Plans.*

Purchases and sales are recorded on a trade-date basis.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is carried at contract value, which represents contributions made plus interest accrued at the contract rate. However, Plan management and The Vanguard Group, the Plan manager, believe that the fair value of the trust approximates contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is valued based on the quoted market price of the ADRs of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Income is recorded on the accrual basis.

(d) Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company matching contributions are recorded in the same period. Annual Company Pension contributions for a Plan Year are recorded annually after the close of the Plan Year.

(e) Payment of Benefit

Benefits are recorded when paid.

(3) Unrealized/Realized Losses

Net realized and unrealized (losses) gains on investments consist of the following:

	2002	2001
Registered investment companies	$ (5,682,367)	(1,091,060)
AB SKF ADR Fund	67,383	30,697
	$ (5,614,984)	(1,060,363)

(Continued)

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN B

Notes to Financial Statements

December 31, 2002 and 2001

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain fully vested in their accounts and distributions occur pursuant to the Plan document.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code*. Although the Plan has been amended since receiving the determination letter, management believes the Plan continues to be designed and operated in accordance with the *Internal Revenue Code*. As a result, the Plan is qualified and the trust is exempt from taxes.

(6) Related Party

Certain Plan investments are shares of mutual funds managed by The Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in AB SKF ADRs.

Schedule 1

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN B

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Description of investment	Par value or number of units	Cost	Current value
*	Vanguard Federal Money Market Fund	1,051,110	$ 1,051,110	1,051,110
*	Vanguard Growth and Income Fund	34,822	1,154,014	757,379
*	Vanguard Prime Money Market Fund	2,410,760	2,410,760	2,410,760
*	Vanguard Retirement Savings Trust	7,874,994	7,874,994	7,874,994
*	Vanguard Wellington Fund	241,630	6,581,260	5,934,425
*	Vanguard Windsor Fund	185,271	2,808,644	2,223,256
*	Vanguard Windsor II Fund	283,342	7,173,586	5,893,514
*	Vanguard PRIMECAP Fund	145,855	7,811,369	5,638,761
*	Vanguard Small-Cap Index Fund	19,856	388,577	310,947
*	Vanguard U.S. Growth Fund	107,377	2,185,686	1,294,971
*	Vanguard International Growth Fund	37,710	588,436	458,549
*	Vanguard Total Bond Marekt Index Fund	55,294	560,265	573,956
*	AB SKF ADR Fund	23,669	273,778	353,148
*	Loans to participants (interest rates ranging from 5.25% to 10.5%)		1,885,378	1,885,378
	Total assets held for investment purposes		$ 42,747,857	36,661,148

*Indicates a party-in-interest.

See accompanying independent auditors' report.

Exhibit 23.1

Independent Auditors' Consent

To the Administration of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan B:

We consent to the incorporation by reference in the registration statement on Form S-8 of SKF USA Inc. of our report dated June 8, 2003 with respect to the statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year), included in this form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B.

KPMG LLP

June 27, 2003

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350,
AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan B (the "Plan") for the year ended December 31, 2002, and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, in his capacity as Treasurer of SKF USA Inc., the Plan administrator, and based on his knowledge, that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACCUMULATION OF
CAPITAL FOR EMPLOYEES SINGLE PLAN B

By SKF USA INC.,
Plan Administrator

By 
Brian J. Duffy
Treasurer

Dated: June 30, 2003

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2002, and the changes in net assets of the Plan for the year ended December 31, 2002.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.